June 6, 2012

Via Edgar and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention:  H. Roger Schwall, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Re:	Richfield Oil & Gas Company

Amendment No. 1 to Registration Statement on Form 10

Filed February 28, 2012

File No. 0-54576

Dear Mr. Schwall:

On behalf of Richfield Oil & Gas Company (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in your letter dated March 26, 2012.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

Amendment No. 1 to Registration Statement on Form 10

General

1.	Comment: Where appropriate, please indicate in your filing that you are not affiliated with the former Richfield Oil Company.

Response: The Company assumes the Staff is referring to Richfield Oil Corporation, an oil company based in California that was merged with and into Atlantic Richfield Company in 1966. The Company has included the following statement under Item 1. Business—Our History, on page 6 of Amendment No. 2 to the Form 10:

“Neither the Company nor any of its predecessors, subsidiaries or affiliates has been affiliated with or in any way related to Richfield Oil Corporation, an oil company based in California that was merged out of existence in 1966, or its successor, Atlantic Richfield Company.”

2.	Comment: In our March 22, 2012 telephone call with your outside legal counsel, we requested that you send us the detailed third party reserve report which we have not yet received. We will continue our examination upon receipt of the report.

Response: The Company has provided copies of the detailed third-party reserve report to the Commission. Ronald Winfrey, a Petroleum Engineer employed by the Commission, has indicated in conversations with the Company that he has possession of the requested report. Additional copies of the report were also sent, including changes requested by Mr. Winfrey, on May 18, 2012.

Glossary of Terms, page 3

3.	Comment: We note that Rule 4-10(a) of Regulation S-X defines many of the terms included in your glossary and that your glossary does not present the entire definition. Please amend your document to include the entire definitions’ text or cross-reference these terms to Rule 4-10(a).

Response: The Company has modified the definitions of the following terms in the Glossary of Terms beginning on page 4 of Amendment No. 2 to the Form 10 in order to conform to the definitions of such terms contained in Rule 4-10(a) of regulation S-X:

a.	Development well;
b.	Proved reserves;
c.	Proved developed reserves; and
d.	Proved undeveloped reserves.

Business, page 5

Properties, page 6

Utah, page 11

4.	Comment: We note your statement, “Extensive seismic imaging over the Fountain Green Project indicates repeated structures of possible productive zones which is consistent with the stacked Navajo discoveries in both the Covenant and the Providence Fields on the same thrust (Gunnison) in Central Utah. We believe these recent discoveries indicate that the Fountain Green Project also has the potential to be a significant oil field.” Please balance this statement with the facts that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts and seismic indications of hydrocarbon saturation are generally not reliable indicators of productive reservoir rock.

Response: The statement has been removed.

5.	Comment: We note your statement, “Fluid Inclusion Stratigraphy also confirms the presence of a large column of reservoir rock saturated with hydrocarbons in the shut-in Liberty #1 Well.” With reasonable detail, please explain to us the evidence that this reservoir is hydrocarbon saturated in contrast with it containing only residual oil or gas. Include a discussion of the analogy wells and reservoirs where this tool has been successfully utilized. We may have further comment.

Response: The statement has been removed.

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Summary of Oil and Gas Reserves, page 18

6.	Comment: We note your reserve table here. Please amend your document to disclose proved reserve volumes separately from unproved (probable and possible) volumes. This applies also to your third party report where probable and possible reserve figures should be separately disclosed. Refer to Question 105.1 of Compliance and Disclosure Interpretations at www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response: The Company has modified the table in the Summary of Oil and Gas Reserves section on page 20 of Amendment No. 2 to the Form 10, as well as the Pinnacle Reserve Report, to provide separate total estimated reserve volumes for proved and probable reserves, and has added data for estimates of possible reserves. The table no longer provides a total of proved and unproved estimated volumes, as required by Question 105.1 of Compliance and Disclosure Interpretations.

Preparation of Reserves Estimates, page 19

7.	Comment: We note your statement, “All reserve estimates involve some degree of uncertainty depending primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty is conveyed by classifying reserves as proved (highly certain) or non-proved (less certain).” Please amend to include the defined description of proved reserves, i.e., having reasonable certainty of economic recovery.

Response: The Company has modified this statement by removing the phrase “highly certain” and replacing it with the phrase “reasonable certain of economic recovery,” and has removed the phrase “less certain.” In addition, in response to comment 3 above, the Company has modified the definition of proved reserves to conform with the definition of such term in Rule 4-10(a) of Regulation S-X. The modified statement is set forth below, and can be found on page 23 of Amendment No. 2 to the Form 10.

“All reserve estimates involve some degree of uncertainty depending primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty is conveyed by classifying reserves as proved reserves (as defined above) or unproved.”

8.	Comment: We note your statement, “Possible reserves were calculated by Pinnacle, but were not included in the above.” As you have chosen not to disclose possible reserves, please delete this reference and file a third party report that does not present possible oil and gas reserves.

Response: The Company has elected to include disclosure of estimates of possible reserves in the Summary of Oil and Gas Reserves section of Amendment No. 2 to the Form 10, and has removed the statement referenced above, in response to the Staff’s comment. Please see pages 20 through 23 of Amendment No. 2 to the Form 10.

9.	Comment: We note your statement, “Non-proved (probable and possible) undeveloped locations have been evaluated to be likely productive but do not meet SEC criteria to be classified as proved at this time.” We do not concur with the statement that they are “likely to be productive.” As set forth in Rule 4-10(a)(18) of Regulation S-X, probable reserves “are as likely as not to be recovered.” As set forth in Rule 4-10(a)(17), possible reserves are “less certain to be recovered than probable reserves” and are not likely to be recovered. Please amend to revise or delete your statement.

Response: This statement has been removed.

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Drilling Activities, page 21

10.	Comment: Please explain to us the circumstances responsible for the delay in completing the Liberty #1 well, which was spud in April, 2010.

Response: The Company has expanded the following paragraph to explain the delay in completing the Liberty #1 Well.

“While the Liberty #1 Well was spud in April 2010, it remains in the completion stage of development. The initial drilling of the well resulted in formation damage. We have made four attempts at remediating this damage, but these attempts have so far been unsuccessful. Since our last attempt at completion, we have evaluated our geological samples and our test results to determine optimal completion methods. Additional completion activities in the Liberty #1 Well began on May 16, 2012.”

Please see page 24 of Amendment No. 2 to the Form 10.

Annual Financial Statements

Notes to Consolidated Financial Statements

Note 4. Oil and Natural Gas Properties, page F-12

11.	Comment: Please reconcile the amount shown as the fair value of the 59,738,189 common stock issued as part of your acquisition of Freedom Oil & Gas, Inc. of $5,983,819 with that presented on our statement of stockholders’ equity on page F-6 of $5,973,819.

Response: The Company has updated its reconciliation and related disclosure in footnote 4 on page F-9 of Amendment No. 2 to the Form 10. The difference of $10,000 represented Freedom shares that were owned by HPI at the time of the acquisition and therefore were not part of the shares purchased as of March 31, 2011 in connection with HPI’s acquisition of Freedom. HPI’s ownership interest in Freedom represented only a 0.17% ownership interst.

12.	Comment: We have considered your response to prior comment 17 and are unable to agree with your determination that your acquisition of Freedom Oil & Gas, Inc. was not significant. In this regard, the computation of the investment test requires you to compare the total purchase price of $5,995,796 to your 2010 consolidated assets of $8,975,224, which appears to indicate that the purchase price is more than 66% of your 2010 assets. Therefore, it appears that you should provide audited financial statements for Freedom Oil & Gas, Inc. for the two more recent fiscal years and latest required interim period (unaudited) that precedes the acquisition, and the corresponding interim period of the preceding year (unaudited) to comply with Rule 8-04 of Regulation S-X. Please note that the financial statements of a significant business acquired by a smaller reporting company required to be included in Form 10 need only be audited for the most recent fiscal year if audited financial statements for the preceding year are not otherwise available. If this is the case, unaudited financial statements prepared in accordance with GAAP for the preceding year should be included in the filing.

Response: The Company has caused its auditors to complete an audit of the financial statements of Freedom Oil & Gas, Inc. (“Freedom”) for the year ended December 31, 2010. Audited financial statements for the year ended December 31, 2009 are not available, and as a smaller reporting company, the Company has elected to include the Freedom unaudited financial statements for this period.

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Please see pages F-61 through F-79 of the Freedom audited financial statements for the year ended December 31, 2010. Pages F-80 through F-94 contain the Freedom unaudited financial statements for the year ended December 31, 2009.

13.	Comment: Please also provide the pro forma financial information required by Rule 8-05 of Regulation S-X showing the effects of the Freedom Oil & Gas, Inc. acquisition.

Response: The Company has provided the pro forma financial information required by Rule 8-05 of Regulation S-X showing the effects of the Freedom Oil & Gas, Inc. acquisition on pages F-55 through F-57 of Amendment No. 2 to the Form 10 for the audited year ended December 31, 2011 and 2010, and on pages F-18 through F-19 of Amendment No. 2 to the Form 10 for the unaudited three month periods ended March 31, 2012 and 2011.

14.	Comment: We have considered your response to prior comment 18 wherein you indicate that the settlement with Nostra Terra Oil and Gas Company (“NTOG”) resulted in the dissolution of joint interest in four properties and that you and NTOG “agreed upon a price for each property and NTOG was then provided the opportunity to choose which properties it wanted and the Company retained the remaining properties.” You also state that an equalizing payment was made to NTOG and that you applied the guidance in FASB ASC 845. Please confirm, if true, that the agreed upon price for each property represents the fair values of the assets, as required by FASB ASC 845-10-30-1, or otherwise advise.

Response: The Company believes that the agreed upon purchase price for each of the properties included in the settlement agreement with Nostra Terra Oil and Gas Company (“NTOG”) represents fair value, as required by FASB ASC 845-10-30-1. We have updated our disclosures in Footnote 4 of the December 31, 2011 financial statements to clarify that this transaction took place at fair value as prescribed under FASB ASC 845-10-30-1.

15.	Comment: Please tell us how you considered the guidance per FASB ASC 845-10-25-6 with regard to the convertible note payable issued to Nostra Terra Oil and Gas Company.

Response: The Company considered the guidance per FASB ASC 845-10-25-6 in the valuation of its $1.3 million convertible note issued in connection with the settlement with Nostra Terra Oil and Gas Company. FASB ASC 845-10-25-6 states,

“25-6 An exchange of nonmonetary assets that would otherwise be based on recorded amounts but that also involves monetary consideration (boot) shall be considered monetary (rather than nonmonetary) if the boot is significant. Significant shall be defined as at least 25 percent of the fair value of the exchange. If the boot in a transaction is less than 25 percent, the pro rata gain recognition guidance in paragraph 845-10-30-6: shall be applied by the receiver of boot, and the payer of boot would not recognize a gain.”

The transaction represented an agreed upon settlement amount between Nostra Terra and the Company. The assets were exchanged at fair value and as a result no gain or loss was recorded by the Company in connection with the transaction.

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16.	Comment: Please expand your disclosures in footnote 4 to describe your 2010 acquisitions. In this regard, such disclosures were included in the prior filing, but it appears the 2010 acquisition disclosures have been removed though they remain relevant for this filing.

Response: The Company has added the disclosures describing its 2010 acquisitions in footnote 4 in the audited financial statements for the years ended December 31, 2011 and 2010.

Please see page F-32 of Amendment No. 2 to the Form 10.

Note 19. Supplemental Oil and Natural Gas Information (Unaudited), page F-32

17.	Comment: We have considered your response to prior comment 20 wherein you state that “disclosure contained in Note 19 is limited due to the fact that the Company does not have an engineering report for reserves as of December 31, 2010 for comparison purposes.” However, we believe you are required to disclose the information required by FASB ASC 932-235-50-2 for complete sets of annual financial statements, beginning with your 2010 fiscal year. Please revise to provide this required disclosure.

Response: The Company has provided disclosure based upon the third-party Pinnacle Energy Services report for December 31, 2011 and internally prepared engineering reports for the years 2009 and 2010 in an effort to comply with FASB ASC 932-235-50-2. The Company included the following paragraph at the beginning of Note 20 to its Audited Financial Statement for year ended December 31, 2011:

“Oil and Natural Gas Reserves and Related Financial Data

Information with respect to the Company's crude oil and natural gas producing activities is presented in the following tables. Reserve quantities, as well as certain information regarding future production and discounted cash flows, were determined by Pinnacle Energy Services L.L.C. as of December 31, 2011, an independent petroleum consultant based on information provided by the Company. As of December 31, 2010 and 2009, the Company did not have an independent engineering report completed to value its reserves but relied on internal generated engineering reports and estimates generated by the available data on hand completed by our internal consultant engineer and staff geologist.”

Please see pages F-59 through F-60 of the Amendment No. 2 to the Form 10.

18.	Comment: Please revise your supplemental disclosures to include all of the required disclosures under FASB ASC 932-235-50-2, including, without limitation, the following:

•	Capitalized costs relating to oil and gas producing activities (see paragraphs 932-235-50-12 through 50-15);
•	Costs incurred for property acquisition, exploration, and development activities (see paragraphs 932-235-50-21 through 50-28);
•	Changes in the standardized measure of discounted future net cash flows (see paragraphs 932-235-50-35 through 50-36).

Response: The Company has provided the information requested above in Note 20 to its Audited Financial Statement for year ended December 31, 2011.

Please see page F-59 through F-60 of Amendment No. 2 to the Form 10.

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Oil and Natural Gas Reserve Data, page F-33

19.	Comment: Please expand your table to include the net quantities of your proved developed reserves and your proved undeveloped reserves as of the beginning and the end of the year for 2010 and 2011, as required by FASB ASC 932-235-50-4 and 55-2.

Response: The Company has provided the requested information based upon internally generated reports. Please see page F-59 of Amendment No. 2 to the Form 10.

Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein, page F-33

20.	Comment: Please revise your presentation of the standardized measure of discounted future net cash flows to include one line for future income tax expense, which is required to be presented before a subtotal for future net cash flows. Refer to Example 5 at FASB ASC 932-235-55-6 for an illustration of the requirement of FASB ASC 932-235-50-31. In this regard, please note we do not believe a presentation materially different from Example 5 is appropriate.

Response: The Company has revised its presentation of the standardized measure of discounted future net cash flows to include the information outlined in Example 5 at FASB ASC 932-235-55-6. Please see page F-60 of Amendment No. 2to the Form 10.

Exhibit 99.2

21.	Comment: Question 117.02 in Compliance and Disclosure Interpretations describes the circumstances that allow unproved reserve attribution in the absence of associated proved reserves. We note the Gorham field with 40 PUD and probable locations. Please furnish to us maps and narratives that support the attribution of undeveloped reserves to these Gorham locations.

Response: The Company has provided the requested information in connection with its conversation with Ronald Winfrey, a Petroleum Engineer employed by the Commission. This information included, drilling plan maps, volumetric calculations, type curves, operating costs, and narratives describing the information sent.

If we can facilitate the Staff’s review of this response letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (801) 519-8500. My fax number is (801) 519-6703. You may also contact Reed W. Topham or Robbie G. Yates at Stoel Rives LLP using the contact information previously provided.

Sincerely,

Richfield Oil & Gas Company

/s/ Michael A, Cederstom

Michael A. Cederstrom

General Counsel and Secretary

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